UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )

Under the Securities Exchange Act of 1934

Vivid Seats Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Titles of Class of Securities)

92854T100

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 92854T100

1	NAME OF REPORTING PERSON Vivid Public Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,000,000 (See Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,000,000 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.49% (See Item 4)
12	TYPE OF REPORTING PERSON OO

Schedule 13G

CUSIP No. 92854T100

1	NAME OF REPORTING PERSON DLHPII Public Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,000,000 (See Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,000,000 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.49% (See Item 4)
12	TYPE OF REPORTING PERSON OO

Schedule 13G

CUSIP No. 92854T100

1	NAME OF REPORTING PERSON DLHPII Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,000,000 (See Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,000,000 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.49% (See Item 4)
12	TYPE OF REPORTING PERSON OO

Schedule 13G

CUSIP No. 92854T100

1	NAME OF REPORTING PERSON Delaware Life Holdings Parent II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,000,000 (See Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,000,000 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.49% (See Item 4)
12	TYPE OF REPORTING PERSON OO

Schedule 13G

CUSIP No. 92854T100

1	NAME OF REPORTING PERSON Delaware Life Holdings Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,000,000 (See Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,000,000 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.49% (See Item 4)
12	TYPE OF REPORTING PERSON OO

Schedule 13G

CUSIP No. 92854T100

1	NAME OF REPORTING PERSON Mark R. Walter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,000,000 (See Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,000,000 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.49% (See Item 4)
12	TYPE OF REPORTING PERSON IN

Item 1(a). Name of Issuer:

Vivid Seats Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

111 N. Canal Street

Suite 800

Chicago, IL 60606

Item 2(a). Name of Person Filing:

This statement is filed on behalf of each of the following persons:

1.	Vivid Public Holdings, LLC (“VPH”)

2.	DLHPII Public Investments, LLC (“Public Investment”)

3.	DLHPII Investment Holdings, LLC (“Investment Holdings”)

4.	Delaware Life Holdings Parent II, LLC (“Parent”)

5.	Delaware Life Holdings Manager, LLC (“Manager”)

6.	Mark R. Walter (“Mr. Walter”)

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of VPH, Public Investments, Investment Holdings, Parent, Manager and Mr. Walter is as follows:

227 West Monroe

Suite 5000

Chicago, IL 60606

Item 2(c). Citizenship:

See responses to Item 4 on each cover page.

Item 2(d). Titles of Classes of Securities:

Class A common stock, par value $0.0001 per share, of the Issuer (“Class A Common Stock”).

Item 2(e). CUSIP Number:

92854T100

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ ..

Item 4. Ownership

(a)	Amount beneficially owned:

5,000,000 shares of Class A Common Stock (the “Class A Shares”) are held directly by VPH. VPH is a wholly-owned subsidiary of Public Investments. Public Investments is a wholly-owned subsidiary of Investment Holdings. Investment Holdings is a wholly-owned subsidiary of Parent. Each of VPH, Public Investments, Investment Holdings and Parent is managed by Manager and each of Parent and Manager is controlled by Mr. Walter. Each of Public Investments, Investment Holdings, Parent, Manager and Mr. Walter may be deemed to indirectly share voting and dispositive power over the securities held directly by VPH, and as a result, may be deemed to have or share beneficial ownership of some or all of the shares held directly by VPH. Each of Public Investments, Investment Holdings, Parent, Manager and Mr. Walter disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.

(b)	Percent of class:

6.49% based on 76,948,433 shares of Class A Common Stock outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021. The percentage assumes the exchange of all Class A Units held by CVAN for shares of Class A Common Stock, in accordance with Rule 13d-3 of the Securities Act of 1933, as amended..

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

5,000,000. See response to Item 4(a) above.

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

5,000,000. See response to Item 4(a) above.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2022

Vivid Public Holdings, LLC

By:	/s/ Joseph P. Nicosia III
Name:	Joseph P. Nicosia III
Title:	Authorized Person

DLHPII Public Investments, LLC

By:	/s/ Joseph P. Nicosia III
Name:	Joseph P. Nicosia III
Title:	Authorized Person

DLHPII Investment Holdings, LLC

By:	/s/ Joseph P. Nicosia III
Name:	Joseph P. Nicosia III
Title:	Authorized Person

Delaware Life Holdings Parent II, LLC

By:	/s/ Joseph P. Nicosia III
Name:	Joseph P. Nicosia III
Title:	Authorized Person

Delaware Life Holdings Manager, LLC

By:	/s/ Joseph P. Nicosia III
Name:	Joseph P. Nicosia III
Title:	Authorized Person

Mark R. Walter

By:	/s/ Mark R. Walter

Exhibit Index

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of March 4, 2022, by and among Vivid Public Holdings, LLC, DLHPII Public Investments, LLC, DLHPII Investment Holdings, LLC, Delaware Life Holdings Parent II, LLC, Delaware Life Holdings Manager, LLC and Mark R. Walter